UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On April 24, 2026, NeuroSense Therapeutics Ltd. (the “Company”) announced that Dr. Ferenc Tracik, M.D., will step down from his role as Chief Medical Officer, effective April 27, 2026. Dr. Tracik will continue to support the Company as an independent advisor.

Dr. Tracik’s departure is not the result of any disagreement with the Company on matters relating to its operations, policies, or practices.

In his advisory capacity, Dr. Tracik will contribute to ongoing clinical development activities and provide strategic medical guidance on the Company’s PrimeC program, including in connection with the upcoming Pre-NDS meeting with Health Canada.

The Company thanks Dr. Tracik for his leadership and contributions and looks forward to continuing to benefit from his expertise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: April 24, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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